Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation

Commission File No. 0-5127

On January 31, 2007, Joseph C. Guyaux, President of The PNC Financial Services Group, Inc. (the “Corporation”), gave a presentation to investors at the Citigroup Financial Services Conference. This presentation was accompanied by a series of electronic slides that include information pertaining to the financial results and business strategies of the Corporation. A copy of the slides follows below.

The PNC Financial Services Group, Inc. Citigroup Financial Services Conference January 31, 2007 EXHIBIT 99.1

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC’s future business, operations, financial condition, financial performance and asset quality.  Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.
The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed Cautionary Statement included in the Appendix, which is in the version of the presentation materials posted on our corporate website at www.pnc.com under “About PNC –
Investor Relations.”
We provide greater detail regarding those factors in our 2005 Form 10-K, including in the
Risk Factors and Risk Management sections, and in our 2006 Form 10-Qs and other SEC reports (accessible on the SEC’s website at www.sec.gov and on or through our corporate website).
Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject.  The forward-
looking statements in this presentation speak only as of the date of this presentation.  We do not assume any duty and do not undertake to update those statements.
In this presentation, we will sometimes refer to adjusted results to help illustrate (1) the impact of BlackRock deconsolidation near the end of third quarter 2006 and the application of the equity method accounting for our investment in BlackRock and (2) the impact of certain significant 2006 items due to the magnitude of the aggregate of these items. These items include the BlackRock/MLIM transaction gain and integration costs and the costs of balance sheet repositionings that we have disclosed earlier. We provide details of the adjustments in the Appendix. While we have not provided other adjustments for the periods discussed, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.
This presentation may also include a discussion of non-GAAP financial measures, which, to the extent not so qualified therein or in the Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under “About PNC - Investor Relations.”
Cautionary Statement Regarding
Forward-Looking Information

Today’s Discussion PNC overview Retail Banking - High performing model - Our framework for winning in 2007 - Investing to drive growth

Record net income
Closed on BlackRock/Merrill
transaction – $1.6 billion increase
in capital
Strong client activity – business
segment earnings* grew 9%
Balance sheet well positioned for
this interest rate environment
Overall asset quality remained
very strong
Mercantile acquisition will continue
expansion into attractive region
Total business segment earnings are reconciled to
total GAAP consolidated earnings in the attached Appendix
2006 Highlights
Net income $2.6 billion
Net income adjusted $1.5 billion
ROCE 28%
ROCE adjusted 16%
Noninterest income
to total revenue  74%
Noninterest income
to total revenue adjusted 61%
Loans to deposits 76%
Loans to deposits as of December  31, 2006
*
Adjusted net income and ROCE exclude the after-tax gain on BlackRock/MLIM transaction of $1.293 billion, the securities portfolio rebalancing after-tax loss of
$127 million, BlackRock/MLIM integration costs of $47 million after-tax, and the mortgage loan portfolio repositioning after-tax loss of $31 million due to the magnitude of the aggregate of those items and are reconciled to GAAP in the
Appendix.
(1)
(2)
(1)
(2)
(1)
2006 Financial Highlights
(3)
Reconciled to GAAP in Appendix
(3)

Regional, National and International Businesses
International investment management:
BlackRock – with offices in 18 countries
PNC – A Diversified Financial
Services Company
Business Leadership
Retail Banking
- A leading community bank in PNC major
markets
- Top 10 SBA lender in the U.S.
- One of the nation’s largest bank wealth
management firms
Corporate & Institutional Banking
- Top 10 Treasury Management business
- The nation’s second largest lead arranger
of asset-based loan syndications
- Harris Williams - one of the nation’s
largest M&A advisory firms for middle-
market companies
BlackRock
- A global asset management company with
over $1.1 trillion in assets under
management
PFPC
- Among the largest providers of mutual
fund transfer agency and accounting and
administration services in the U.S.
PNC Bank Branches
PNC Employees / Offices Outside of Retail Footprint
IN
OH
PA
KY
NJ
DE
VA
DC
MD
Winning in
the
Payments
Space
A Premier
Middle-
market
Franchise
A Leading
Global
Servicing
Platform
World Class
Asset
Manager
International fund processing:
PFPC – with offices in U.S., Ireland & Luxembourg

$0 $200 $400 $600 $800 $1,000
Business Results – Twelve Months Ended December 31, 2006
Retail Banking
Corporate &
Institutional Banking
BlackRock
PFPC
Business earnings, earnings growth and return on capital reconciled to GAAP net income, growth and returns in attached Appendix.
Percentage for PFPC reflects return on average equity.
Certain prior period amounts have been reclassified to conform with the current period presentation.
Business Earnings *
$ millions
*
(1)
Return on
Average
Capital
(1)
26%
23%
N/A
29%
PNC’s High Return Business Mix
Total business
segment earnings
grew 9% compared to
the twelve months
ended 12/31/05
$124
$187
$463
$765

2006 Retail Banking Revenue Generated by Product Segment Retail Bank’s Deposit Franchise is a Primary Source of Revenue Trust & Brokerage 21% Loans 19% Deposits 60%

Retail Banking Model is Relationship
Driven
The payments system
Acquisition, retention and growth of
checking relationships
Capturing increased share of investable
assets
Opportunistically generating value-added
loans
Focused on:
Focused on:

Retail Banking Model Has Been
Delivering Superior Results
Expanding Relationships Growing Earnings Improving Efficiency
$37
$39
$43
$46
$16
$20
$23
$24
2003 2004 2005 2006
Average Deposits
Average Loans
63%
62%
60%
58%
2003 2004 2005 2006
Efficiency Ratio
$566
$610
$682
$765
2003 2004 2005 2006
Earnings
Certain prior period amounts have been reclassified to conform with the current period presentation.

Retail Banking –
Framework for Winning in 2007
Deliver Our Brand Promise of
Ease and Confidence to Create
a  Sustainable Competitive
Advantage and Win for Our
Stakeholders
Empowered, Committed
Employees
Exceptional
Customer Service
Retain and Grow
Payments Business
Customer Leverage Manage Risk
Community
Involvement
Operational Leverage

2006 DDA Customer Acquisition by Channel
Multiple Channels Drive Checking
Acquisition
Existing
Branches
63%
New
Branches
8%
Workplace &
University
28%
Web,
NFSC, etc.
1%
Expanding investment in
new branches
Upgrading our existing
branch facilities
Increasing commitment to
alternative channels
The Web as an expanded
acquisition channel

0.0
0.5
1.0
1.5
2.0
2003 2004 2005 2006
Increasing and Deepening Checking
Relationships
Retail Banking
Checking Customer Base
millions
December 31
Small Business
Consumer
Small Business
Small Business debit
card revenue ($ millions)
$12.3 +24%
Small Business online
banking users 48%
+17%
Consumer
Consumer debit card
revenue ($ millions)
$100.6     +17%
Consumer online
banking users       53%   +10%
Consumer online
bill-pay users       23% +97%
…Provides Opportunities to
Leverage Increased Ownership
in Payments Business
Growth
(1)
Growth is for FY 2006 vs. FY 2005
Reflects growth in users
FY
2006
(2)
(2)
(2)
(1)
(2)

HIGHEST CUSTOMER SATISFACTION
J.D.POWER
AND ASSOCIATES
SMALL BUSINESS BANKING • 2006
PRESENTED TO
PNC BANK
BY J.D. POWER AND ASSOCIATES

Differentiated Customer Experience
PNC Bank received the highest numerical score in the proprietary J.D. Power and Associates 2006 Small Business Banking Satisfaction
StudySM.
Study based on 4,996 total responses, measuring 13 financial institutions and measures opinions of small business customers with annual revenues from $100,000 to $10 million. Proprietary study results are based on experiences and perceptions of customers surveyed in
July – September 2006. Your experiences may vary. Visit jdpower.com.
“Highest in Customer Satisfaction
with Small Business Banking”
PNC Ranked Highest in Inaugural J.D. Power and Associates Small Business Banking Satisfaction Study

Human Sigma program
- Measurement, intervention and reward approach to
improving customer and employee engagement
Service excellence program
- Focused on problem reduction and process
simplification
Employee selection, retention and development
- Developing talented, motivated, committed and
successful employees
Initiatives to Further Differentiate the
Customer Experience

Banking made easy Mortgage origination Credit card Merchant services Private Client Group Investing to Drive Growth Recent Investments

Investable Assets
HAWTHORN
PNC
WEALTH MANAGEMENT
PNC BANK
PNC BANK

Focused on Winning in the Affluent
Segment
Mass Market
Affluent
Low
High
Opportunity
Ultra-
Affluent
Mass Affluent Customer Defined: Mass Affluent Customer Defined:
Investable assets from
$100,000 to $1,000,000
682,000 existing PNC
households (32%)
67% of consumer deposit
base
Mass Affluent
Percentages in definition are as of December 31, 2006

Banking made easy
Mortgage origination
Credit card
Merchant services
Private Client Group
Expanded 2007 marketing
program
Enhancing pnc.com
Remote check capture
Simplified business checking
New branches
M&A activity - Mercantile
Investing to Drive Growth
Continuing Investments Recent Investments

Success in Greater Washington, DC Market
Highlights Scalability of Model
Demonstrating Ease of PNC
Client retention exceeded
plan
Leveraging successful
technology platform
Extended hours
Free ATMs
Established Business
Banking team
Improved Monthly Same Store
Sales  Production for
PNC’s Greater Washington Market
Increase
December ’06 vs
December ’05
Consumer
Checking relationships +14%
Average deposits +6%
Average home equity loans +17%
Small Business
Checking relationships +24%
Average deposits +23%
Average loans +140%

Mercantile Acquisition Will Create a
Mid-Atlantic Powerhouse
Existing PNC Mid-Atlantic Branch Locations
Existing Mercantile Branch Locations
West Virginia West Virginia
Virginia Virginia
Maryland Maryland
Delaware Delaware
New Jersey New Jersey
New York New York
Pennsylvania Pennsylvania
Combined Pro forma Combined Pro forma
Market Share Market Share
(1) (1)
69% of PNC Pro forma Branches Located in the Mid-Atlantic Region
Deposit market share data as of 6/30/06
(1)
Maryland
Branches 203
Deposit market share 2
nd
Virginia
Branches 59
Deposit market share 6
th
Delaware
Branches 50
Deposit market share 2
nd
Washington, DC
Branches 32
Deposit market share 4
th

Fast Growing and Affluent Region
PNC - 78 county footprint
Mercantile – 38 county footprint
Source: SNL DataSource
PNC MRBK PNC MRBK PNC MRBK
Median Household
Median Household
Income
Income
Projected 5-Year Growth
Projected 5-Year Growth
Household
Household
Income
Income
Population
Population
$58,648
$69,363
18.8%
16.9%
2.1%
10.0%
$51,546
17.8%
6.7%
U.S. U.S. U.S.

Mercantile Opportunity
Distribute broader deposit product set and increase
Mercantile’s online banking penetration
Provide enhanced consumer offerings such as home equity
and credit card lending
Leverage PNC’s small business technology capabilities across
Mercantile’s banking footprint
Expand scale and product capability of Mercantile’s Wealth
Management business
Deliver PNC Treasury Management, Capital Markets and other
corporate services to Mercantile’s corporate customers
Expand the coverage of corporate customers
Retail Banking
Retail Banking
Corporate & Institutional Banking
Corporate & Institutional Banking

Integration - Top Priority is Retaining
Leadership and Clients
November December January February March April May June July August September
Discovery and
Integration Strategy
Development
Systems
Testing
Mock Conversion
Weekend
Integration
Strategies
Final
Bank
Conversion
1
st
Quarter 07
Regulatory & Shareholder Approvals
Closing
Oct 06 Sep 07
Develop Go to Market Strategy
Employee Communications and Training
Ongoing Customer Communications
Key Milestones
October

Summary Achieved remarkable 2006 results Built a differentiated Retail Banking franchise Designed strategies for winning in a difficult retail banking environment Investing to drive growth

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act.
Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our
Form 10-K for the year ended December 31, 2005 and in our 2006 Form 10-Qs, including in the Risk Factors and Risk Management sections of those reports.
Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at www.pnc.com under “About PNC – Investor
Relations – Financial Information.”
• Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing economic conditions.
• The value of our assets and liabilities as well as our overall financial performance are affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
• Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
• Our ability to implement our One PNC initiative, as well as other business initiatives and strategies we may pursue, could affect our financial performance over the next several years.
• Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present in transactions such as our pending acquisition of Mercantile Bankshares Corporation.
Cautionary Statement Regarding
Forward-Looking Information

•
Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments;
(c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information; and (e) changes in accounting policies and principles.
•
Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
•
Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
•
The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
•
Our business and operating results can be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
•
Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2005 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at
www.blackrock.com.
In addition, our pending acquisition of Mercantile Bankshares presents us with a number of risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired businesses into PNC after closing. These risks and uncertainties include the following:
•
Completion of the transaction is dependent on, among other things, receipt of regulatory and Mercantile shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction.
•
The transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events.
Cautionary Statement Regarding
Forward-Looking Information (continued)

•
The integration of Mercantile’s business and operations with those of PNC, which will include conversion of Mercantile’s different systems and procedures, may take longer than anticipated, may be more costly than anticipated, and may have unanticipated adverse results relating to
Mercantile’s or PNC’s existing businesses.
•
The anticipated benefits, including anticipated strategic gains and anticipated cost savings and other synergies of the transaction, may be significantly harder or take longer to be realized than anticipated or may not be achieved in their entirety, including as a result of unexpected factors or events, and attrition in key client, partner and other relationships relating to the transaction may be greater than expected.
•
The anticipated benefits to PNC are dependent in part on Mercantile’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and Mercantile’s performance (with respect to Mercantile, see Mercantile’s SEC reports, accessible on the SEC’s website) or due to factors related to the acquisition of
Mercantile and the process of integrating it into PNC.
In addition to the pending Mercantile Bankshares transaction, we grow our business from time to time by acquiring other financial services companies.
Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits
(including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs and expenses arising as a result of those issues.
Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts’ opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC’s, Mercantile’s or other company’s actual or anticipated results.
Cautionary Statement Regarding
Forward-Looking Information (continued)

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and
Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS
AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR
INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN
IMPORTANT INFORMATION.
Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from
Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor
Relations.
The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares
Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile
Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March
29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.
Additional Information About
The PNC/Mercantile Transaction

Appendix

Non-GAAP to GAAP
Reconcilement
Net interest income $2,245 ($10) $2,235
Noninterest income 6,327 ($1,824) (1,087) $144 3,560
Total revenue 8,572 (1,824) (1,097) 144 5,795
Noninterest expense 4,443 (91) (765) 3,587
Pretax, pre-provision income 4,129 (1,733) (332) 144 2,208
Provision 124 124
Income before minority interest
and income taxes 4,005 (1,733) (332) 144 2,084
Minority interest in income of BlackRock 47 18 (65) -
Income taxes 1,363 (663) (130) 7 577
Net income $2,595 ($1,088) ($137) $137 $1,507
Reported,
GAAP
Basis
Adjustments (b)
$ millions (except per share data)
Appendix
Income Statement and Selected Ratios
(a)
– Year Ended December 31, 2006
BlackRock
Deconsolidation &
Other Adjustments As Adjusted
BlackRock
Equity Method (c)
The table above represents a reconciliation of certain GAAP disclosures to adjusted amounts for the year ended December 31, 2006. This reconciliation is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain significant 2006 items and (2) as if we had recorded our investment in BlackRock on the equity method for all of 2006. We have provided these adjusted amounts and reconciliation so that shareholders, investor analysts, regulators and otherswill be better able to evaluate the impact of certain significant items on our GAAP results for the twelve months ended December 31, 2006 in addition to providing a basis of comparability for the impact of BlackRock. This information supplements our results as reported in accordancewith GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. Our third quarter 2006 Form 10-Q includes additional information regarding our
BlackRock/Merrill Lynch Investment Managers transaction accounting, securities portfolio rebalancing and mortgage loan portfolio repositioning.
Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $101 million of
BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
BlackRock investment revenue represents PNC’s ownership interest in earnings of BlackRock excluding our share of pretax BlackRock/MLIM transaction integration costs totaling
$101 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.
(a)
(b)
(c)

Non-GAAP to GAAP
Reconcilement
Noninterest income $6,327 ($1,824) ($1,087) $144 $3,560
Total revenue $8,572 ($1,824) ($1,097) $144 $5,795
Net income $2,595 ($1,088) ($137) $137 $1,507
Average common shareholders’ equity $9,275 $9,275
Return on average common
shareholders’ equity 27.97% 16.24%
Noninterest income to total revenue 74% 61%
Reported,
GAAP
Basis
$ millions (except per share data)
Appendix
Income Statement and Selected Ratios
(a)
– Year Ended December 31, 2006
BlackRock
Deconsolidation &
Other Adjustments As Adjusted Adjustments (b)
BlackRock
Equity Method (c)
The table above represents a reconciliation of certain GAAP disclosures to adjusted amounts for the year ended December 31, 2006. This reconciliation is provided for informational purposes only and reflects historical consolidated financial information of PNC (1) with amounts adjusted for the impact of certain significant 2006 items and (2) as if we had recorded our investment in BlackRock on the equity method for all of 2006. We have provided these adjusted amounts and reconciliation so that shareholders, investor analysts, regulators and otherswill be better able to evaluate the impact of certain significant items on our GAAP results for the twelve months ended December 31, 2006 in addition to providing a basis of comparability for the impact of BlackRock. This information supplements our results as reported in accordancewith GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. The absence of other adjustments is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown. Our third quarter 2006 Form 10-Q includes additional information regarding our
BlackRock/Merrill Lynch Investment Managers transaction accounting, securities portfolio rebalancing and mortgage loan portfolio repositioning.
Includes the impact of the following items, all on a pretax basis: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $101 million of
BlackRock/MLIM transaction integration costs, and $48 million mortgage loan portfolio repositioning loss.
BlackRock investment revenue represents PNC’s ownership interest in earnings of BlackRock excluding our share of pretax BlackRock/MLIM transaction integration costs totaling
$101 million. The income taxes amount represents additional income taxes recorded by PNC related to BlackRock earnings.
(a)
(b)
(c)

Retail Banking $765 $682 12% 26%
Corporate & Institutional Banking 463 480 (4)% 23%
BlackRock (a)(b)(c) 187 152 23% N/A
PFPC (e) 124 104 19% 29%
Total business segment earnings 1,539 1,418 9%
Other (c)(d) 1,056 (93)
Total consolidated net income $2,595 $1,325 96% 28%
Earnings (Loss)
$ millions
Year Ended December 31
2006 2005 Growth
(a) PNC’s ownership interest in BlackRock was approximately 69%-70% for 2005 and through the first nine months of 2006. Effective
September 29, 2006, PNC’s ownership interest in BlackRock dropped to approximately 34%.
(b) These amounts have been reduced by minority interest in income of BlackRock, excluding MLIM integration costs, totaling $65 million and $71 million for the years ended December 31, 2006 and 2005, respectively.
(c) For this PNC business segment reporting presentation, integration costs incurred by BlackRock for the MLIM transaction totaling $47 million for 2006 have been reclassified from BlackRock to “Other”.  These amounts are after-tax and, as applicable, net of minority interest.
(d) “Other” for 2006 includes the after-tax impact of the net gain on the BlackRock/MLIM transaction, MLIM integration costs and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.
(e) 2006 return percentage for PFPC reflects return on average equity.
Certain prior period amounts have been reclassified to conform with the current period presentation
Non-GAAP to GAAP
Reconcilement
Appendix
Business Earnings Summary
2006
Return on
Average
Capital

BB&T Corporation BBT
Comerica CMA
Fifth Third Bancorp FITB
KeyCorp KEY
National City Corporation NCC
The PNC Financial Services Group, Inc. PNC
Regions Financial RF
SunTrust Banks, Inc. STI
U.S. Bancorp USB
Wachovia Corporation WB
Wells Fargo & Company WFC
Ticker
Peer Group of
Super-Regional Banks
Appendix

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.